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                         Filed by Right Management Consultants, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
                             Subject Company: Right Management Consultants, Inc.
                                                   Commission File No. 001-31534


MANPOWER(R)



FOR IMMEDIATE RELEASE


Contact:
Tracy Shilobrit                            Charles J. Mallon or G. Lee Bohs
Manpower Inc.                              Right Management Consultants
+1.414.906.6088                            +1.215.988.1588
tracy.shilobrit@manpower.com               charlie.mallon@right.com or
----------------------------               ---------------------------
                                           lee.bohs@right.com
                                           ------------------

          Manpower Inc. to Acquire Right Management Consultants, Inc.
                 to Expand its Continuum of Employment Services

MILWAUKEE, WI, USA, December 10, 2003 - Manpower Inc. (NYSE: MAN), a world leader in the staffing industry, announced today that it has entered into an agreement to acquire Right Management Consultants, Inc. (NYSE: RHT), the largest career transition and organizational consulting services provider in the world. Subject to certain adjustments described below, the value of the consideration for each outstanding share of Right common stock would be $18.75, for a total transaction value of approximately $488 million, including the value of stock options.

         "The acquisition of Right is an exciting and compelling opportunity for us to expand the range of services that we provide to our customers around the world in a direction that is consistent with our business strategy, and where customer demand is growing," said Jeffrey A. Joerres, Chairman & CEO of Manpower Inc. "We are listening to our customers and setting the new global standard for the role of employment services providers, serving our clients as their strategic partner throughout every stage of the employment life cycle. Right has an outstanding management team that will enable us to take another key step toward reaching this vision," Joerres added.

         Richard J. Pinola, Chairman & CEO of Right Management Consultants, Inc. said, "We are excited to be joining the Manpower family where we can continue to grow our business around the world and leverage the strengths of both companies to meet the needs of our customers. Our corporate values and business philosophies are extremely well aligned, and I feel confident this will be a winning combination for our employees, our shareholders and our clients."

         Right generated revenues of $344 million and net income of $31 million through the third quarter of 2003 and is expected to generate total 2003 annual revenues of approximately $450 million and net income of approximately $41 million.




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         Pinola added, "Our management team is committed to working with
Manpower and building upon the foundation we have set in place to provide an enhanced range of services to our mutual clients."

         Manpower developed an organizational consulting business, The Empower Group, in 2000, which today operates through 19 offices in 11 countries. This operating unit will be merged into Right after the acquisition is completed. Rich Pinola will continue as President and CEO of Right Management Consultants, reporting to Jeff Joerres.



Conference Call and Webcast

Manpower and Right will discuss the acquisition plans in a live Webcast on Thursday, December 11 at 8:30 a.m. EST (7:30 a.m. CST), which can be accessed on Manpower's Web site at www.investor.manpower.com or on Right's Web site at www.right.com under the section for "investors." The Webcast will be available for replay at the same URLs beginning at 10:30 a.m. EST (9:30 a.m. CST) on December 11. The replay will remain available for 30 days in these locations.

About the Transaction

Manpower expects to commence an exchange offer shortly. Each share of Right common stock tendered in the exchange offer will be exchanged for a number of shares of Manpower common stock equal to $18.75 divided by the average trading price of Manpower's common stock during the ten trading days ending on and including the second trading day prior to the closing of the exchange offer. Based on the closing price of $45.23 for Manpower's common stock on December 10, 2003, the exchange rate would equal 0.4145 shares of Manpower common stock for each share of Right common stock. Pursuant to the agreement, this exchange rate will not be greater than 0.4497, nor less than 0.3680. If the average trading price is less than $37.80, Right may terminate the agreement, unless Manpower exercises its option to issue an additional number of its shares such that the total number of shares of Manpower common stock exchanged for each share of Right common stock multiplied by the average trading price is equal to $17.00.

Upon completion of the exchange offer, any remaining shares of Right common stock will be acquired in a second-step merger.

The transaction is expected to be tax-free to Right shareholders, except to the extent a shareholder receives cash for fractional shares.

The transaction is subject to regulatory review and customary closing conditions.

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About Manpower Inc.

Manpower Inc. is a world leader in the staffing industry, providing workforce management services and solutions to customers through 4,000 offices in 63 countries. The firm annually provides employment to 2 million people worldwide and is an industry leader in employee assessment and training. Manpower also provides a range of staffing solutions, engagement and consulting services worldwide under the subsidiary brands of Brook Street, Elan, The Empower Group and Jefferson Wells. More information on Manpower Inc. can be found at the company's Web site, www.manpower.com.

About Right Management Consultants, Inc.

Headquartered in Philadelphia, Right Management Consultants (www.right.com) is the world's largest career transition and organizational consulting firm. It offers services to corporations of all sizes through a global network of more than 300 service locations and the Internet. The company is a worldwide leader in customized career transition solutions and also offers a wide range of organizational consulting services, including talent management, leadership development and organizational performance services. In combination, the two lines of business enable Right to help businesses manage the entire life cycle of their employees.

Forward Looking Statements

This press release contains statements, which are forward-looking in nature and, accordingly, are subject to risks and uncertainties regarding Manpower's and Right's expected future results. The companies' actual results may differ materially from those described or contemplated in the forward-looking statements. Factors that may cause Manpower's and Right's actual results to differ materially from those contained in the forward-looking statements can be found in each company's reports filed with the SEC, including their Annual Reports on Form 10-K for the year ended December 31, 2002, which factors are incorporated herein by reference, and such other factors as may be described from time to time in each company's SEC filings.

Additional Information

This press release was issued by Manpower Inc. and Right Management Consultants, Inc. on December 10, 2003 and does not constitute an offer of any securities for sale. Manpower intends to commence an exchange offer and file a Schedule TO and a registration statement on Form S-4, and Right intends to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Manpower and Right expect to mail a Preliminary Prospectus, the Schedule 14D-9 and related tender offer materials to shareholders of Right. Investors and security holders are urged to read these documents carefully when they are available because they contain important information about the transaction. Documents filed by Manpower with the SEC may be obtained without charge at the SEC's website at www.sec.gov and at Manpower's website at www.investor.manpower.com. Documents filed by Right with the SEC may be obtained without charge at the SEC's website and at Right's website at www.right.com.